MEIWU TECHNOLOGY COMPANY LIMITED
UNIT 304-3, NO.19, WANGHAI ROAD
SIMING DISTRICT, XIAMEN, FUJIAN
PEOPLES REPUBLIC OF CHINA

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T03054-S47303 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

MEIWU TECHNOLOGY COMPANY LIMITED

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. To approve that the Company re-designate and re-classify its authorized share capital as follows (the "**Share Capital Reclassification**"): (a) each ordinary share with no par value (the "**Ordinary Shares**") in issue, be re-designated and re-classified into one Class A ordinary share without par value (the "**Class A Ordinary Shares**"); (b) the unlimited but unissued ordinary shares with no par value be cancelled in their entirety and, in substitution therefor, the Company's authorized share capital consist of an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B ordinary shares without par value (the "**Class B Ordinary Shares**"); Such that the company's authorized share capital be re-designated and re-classified from unlimited ordinary shares of no par value each of a single class to an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B Ordinary Shares without par value.	☐	☐	☐
2. To approve that subject to and immediately following the Share Capital Reclassification being effected and confirmations from each director of the Company that they are satisfied that the Company will be able to pay its debt as and when they fall due in the ordinary course of business immediately following the Class A Ordinary Share Repurchases: (a) the Company repurchases 135,000 Class A Ordinary Shares from Mr. Changbin Xia, and 73 Class A Ordinary Shares from Union International Company Limited (collectively, the "**Class A Ordinary Share Repurchases**"); (b) upon receipt of an application from Mr. Changbin Xia, for the issuance of 135,000 corresponding Class B Ordinary Shares, and an application from Union International Company Limited for the issuance of 73 corresponding Class B Ordinary Shares (collectively, the "**Class B Ordinary Share Applications**"), and subject to the Share Capital Reclassification being effected, the Company issue such number of Class B Ordinary Shares in accordance with the terms of the Class B Ordinary Share Applications and, when allotted, issued and paid for in accordance with the terms of the Class B Ordinary Share Applications, will be validly issued, fully paid and non-assessable.	☐	☐	☐
3. To approve, subject to and immediately following the Share Capital Reclassification, that the Company adopt an amended and restated memorandum and articles of association (the "**M&AA**") in the form annexed hereto as Annex A, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company (the "**Current M&AA**") to reflect the Share Capital Reclassification, the terms of the Class A Ordinary Shares and Class B Ordinary Shares, and the Change in Quorum (as defined in the Proxy Statement).	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice of Meeting is available at www.proxyvote.com.

T03055-S47303

MEIWU TECHNOLOGY COMPANY LIMITED
Extraordinary General Meeting of Shareholders
September 14, 2026 10:00 AM, EDT
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Changbin Xia and, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of MEIWU TECHNOLOGY COMPANY LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 10:00 AM, EDT on September 14, 2026, at Unit 304-3, No.19, Wanghai Road, Siming District, Xiamen, Fujian, Peoples Republic of China, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side